J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

June 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ji Shin
Maryse Mills-Apenteng
David Edgar
Patrick Gilmore

Re:	Xactly Corporation
Registration Statement on Form S-1
Registration File No. 333-204288

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Xactly Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 25, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 15, 2015:

(i)	Dates of distribution: June 15, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 2636

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 285

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. MORGAN SECURITIES LLC DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Christina Morgan
Name: Christina Morgan
Title: Vice Chairman

Deutsche Bank Securities Inc.

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Managing Director

By:	/s/ Kent Penwell
Name: Kent Penwell
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]